SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2010
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
   Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
   Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
   Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
   Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
   If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
   This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2010	CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Signed: Karen L. Fleming
	By:	Name: Karen L. Fleming
Title: Corporate Secretary

Date: April 7, 2010	CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Signed: Karen L. Fleming
	By:	Name: Karen L. Fleming
Title: Corporate Secretary

Release: Immediate, April 6, 2010
CANADIAN PACIFIC ANNOUNCES ED HARRIS AS CHIEF OPERATIONS OFFICER
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced the appointment of Edmond (Ed) L. Harris to the position of Executive Vice President and Chief Operations Officer.
Reporting to CP President and Chief Executive Officer Fred Green, Harris will join the Company with responsibility for all aspects of railroad operations, safety, customer service, engineering and mechanical services in both Canada and the US.
“Ed is a proven railroader and industry leader, widely recognized for his focus on service reliability, asset utilization, and productivity,” said Green. “We welcome his expertise and look forward to him joining the team.”
Harris has over 30 years of operations management experience in the North American railroad industry. Following his retirement in 2007 as CN’s Executive Vice President, Operations, Harris has been providing consulting services for North American Class 1 and regional railroads, including CP. He served in various executive positions at CN and Illinois Central, interrupted only by a four-year tour of duty in the US Marine Corps. Harris holds a Bachelor of Science degree in management from the University of Illinois, Chicago.
Green also announced the appointment of Jane O’Hagan to the position of Senior Vice President Marketing and Sales and Chief Marketing Officer, effective April 12, 2010, reporting to Green.
Formally Senior Vice President Strategy and Yield, Jane adds sales responsibility to her current portfolio of strategy, marketing and corporate communications and public affairs.
O’Hagan’s early career was with CP’s Marketing and Sales group before establishing and running a successful consultancy for eight years in the US. She re-joined CP as Assistant Vice President Strategy in 2002 and over the past eight years has taken on positions of increased scope and responsibility including, Product Design, Canadian Pacific Logistics Services, Government Affairs and Yield.
These appointments reflect CP’s commitment to becoming the safest and most fluid railroad in North America and enhancing the supply chain of our customers.

Contacts:
Media	Investment Community
Mark Seland	Janet Weiss
Tel.: (403) 540-7178	Tel.: (403) 319-3591
e-mail: mark_seland@cpr.ca	e-mail: investor@cpr.ca